SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

HF2 FINANCIAL MANAGEMENT INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40421A104
(CUSIP Number)

Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40421A104	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) d.Quant Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,714,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,714,311
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40421A104	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Ramsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,714,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,714,311
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40421A104	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (as previously filed, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”) filed with the Securities and Exchange Commission on February 17, 2015 by d.Quant Special Opportunities Fund, LP (“SpecOps”) and Neil Ramsey (“Ramsey,” and together with SpecOps, the “Reporting Persons”) with respect to ownership of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of HF2 Financial Management Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D. Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Only those items amended or supplemented are reported herein.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 23,592,150 shares of Class A Common Stock outstanding as of February 11, 2015, as set forth in the Issuer’s Annual Report on Form 10-K filed on February 12, 2015.

Item 3. Sources of Funds.

Item 3 of the Existing Schedule 13D is amended and supplemented as follows:

Since February 17, 2015, the date of filing of the Existing Schedule 13D, SpecOps made the following purchases of Class A Common Stock (the “Additional Purchased Shares”) in the public markets:

Date	No. of Shares	Price	Price/Share
March 4, 2015	3,335,428	$35,021,994.00	$10.50

SpecOps used its working capital to fund the purchase of such shares.

On March 4, 2015, Ramsey entered into an incentive fee agreement (the “Incentive Fee Agreement”) with ZAIS, under which ZAIS has agreed to pay Ramsey, within five business days from, and conditioned on, the closing of the Issuer’s initial business combination with ZAIS (as described in the Existing Schedule 13D), an incentive fee of $3.4 million if Ramsey causes NAR and/or SpecOps to purchase, from stockholders who have tendered their shares of Class A Common Stock for redemption, such number of shares of Class A Common Stock as is necessary to meet the closing condition that there be at least $65 million in the Issuer’s trust account after giving effect to redemptions and the Issuer’s aggregate costs, fees and expenses incurred in connection with or pursuant to the consummation of the initial business combination (other than certain notes to the Issuer’s financial advisers). As a result of the purchases by SpecOps described herein, SpecOps has purchased the number of shares of Class A Common Stock required under the Incentive Fee Agreement.

On March 4, 2015, Ramsey, through RQSI Ltd, an entity controlled by Ramsey, also entered into a two-year consulting agreement (the “Consulting Agreement”) with ZAIS, under the terms of which, among other things, Ramsey will provide consulting services to ZAIS, its senior management team and ZAIS Group, LLC, a wholly owned subsidiary of ZAIS, as requested by ZAIS’s managing member, from time to time during the 24-month period beginning on, and subject to, the closing of the initial business combination. Ramsey may not compete against ZAIS during the term of the Consulting Agreement, and for two years following its termination. In consideration for his undertakings under the Consulting Agreement, ZAIS will pay Ramsey a consulting fee of $500,000 per annum payable in monthly installments. ZAIS may terminate the Consulting Agreement for cause, as defined in the Consulting Agreement.

CUSIP No. 40421A104	SCHEDULE 13D	Page 5 of 7 Pages

The payment by ZAIS to Ramsey of the incentive fee described above and of the amounts due under the Consulting Agreement could be viewed as effectively reducing the per share cost to SpecOps for the Class A Common Stock.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is amended and supplemented as follows:

SpecOps purchased the Additional Purchased Shares from other holders of the Class A Common Stock who had indicated a desire to redeem their shares in connection with the Issuer’s initial business combination with ZAIS. SpecOps will not seek to redeem the Purchased Shares in connection with the special meeting being held to approve the initial business combination. The Additional Purchased Shares will be subject to the Lock-Up Agreement between SpecOps and the sponsors of the Issuer (as described in the Existing Schedule 13D).

On March 4, 2015, SpecOps and certain other investors entered into an allocation agreement (the “Allocation Agreement”) with the sponsors of the Issuer. Pursuant to the Allocation Agreement, as a result of the purchases by SpecOps described herein, the sponsors will sell 3,504,284 of the Founders’ Shares, including 759,861 of the Founders’ Shares presently held by NAR, to SpecOps for $0.005875 per share, upon the closing of the Issuer’s initial business combination with ZAIS. NAR granted an irrevocable power of attorney, which is coupled with an interest, to R. Bruce Cameron, the Issuer’s Chairman and Chief Executive Officer, with respect to its Founders’ Shares for the purposes of the allocation and transfer of such shares. The Allocation Agreement supersedes the arrangement between NAR and the sponsors (as described in the Existing Schedule 13D) to sell 483,346 of the Founders’ Shares to NAR or another affiliate of Ramsey for $0.005875 per share upon the closing of the initial business combination. Accordingly, if the initial business combination with ZAIS closes, (i) SpecOps will acquire beneficial ownership of an additional 3,504,284 shares of Class A Common Stock pursuant to the Allocation Agreement, (ii) NAR will acquire beneficial ownership over 1,135,973 shares of Class A Common Stock upon the lapse of Randall S. Yanker’s voting and dispositive control over such shares (as described in the Existing Schedule 13D), but will transfer beneficial ownership of 759,861 shares of Class A Common Stock to SpecOps pursuant to the Allocation Agreement, for a net increase of 376,112 shares of Class A Common Stock, and (iii) Ramsey, as the general partner of SpecOps and the managing member of NAR, may be deemed to acquire beneficial ownership of an additional 3,880,396 shares of Class A Common Stock, representing the aggregate net increase in beneficial ownership of NAR and SpecOps.

The Founders’ Shares, including the shares held or to be acquired by SpecOps and NAR, are held in an escrow account pursuant to an escrow agreement (the “Escrow Agreement”) by and among the Issuer, the holders of the Founders’ Shares and Continental Stock Transfer & Trust Company, as escrow agent. Subject to certain limited exceptions, the Founders’ Shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the initial business combination or earlier if, subsequent to the initial business combination (1) with respect to 50% of the Founders’ Shares, the last sales price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial business combination and, with respect to the remaining 50% of the Founders’ Shares, the last sales price of the Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial business combination or (2) the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.

CUSIP No. 40421A104	SCHEDULE 13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is amended and supplemented as follows:

Each of the Reporting Persons is the beneficial owner of 5,714,311 shares of the Class A Common Stock, or approximately 24.2% of the Issuer’s outstanding Class A Common Stock. Each of the Reporting Persons has sole voting and dispositive power over such shares.

Since February 17, 2015, the date of filing of the Existing Schedule 13D, the Reporting Persons effected the transactions described under Item 3 above and such description is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is amended and supplemented as follows:

The disclosure relating to the Incentive Fee Agreement, the Consulting Agreement, the Allocation Agreement and the Escrow Agreement set forth under Items 3 and 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended and supplemented as follows:

99.3	Incentive Fee Agreement, dated as of March 4, 2015, by and between ZAIS Group Parent, LLC and Neil Ramsey.

99.4	Consulting Agreement, dated as of March 4, 2015, by and between ZAIS Group Parent, LLC and RQSI Ltd.

99.5	Form of Founders Shares Allocation Agreement by and among the persons set forth on the signature pages thereto.

99.6	Form of Stock Escrow Agreement among HF2 Financial Management Inc., Continental Stock Transfer & Trust Company and holders of Founders’ Shares (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1/A filed on February 26, 2013).

CUSIP No. 40421A104	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 9, 2015

d.QUANT SPECIAL OPPORTUNITIES FUND, LP

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: General Partner

/s/ Neil Ramsey
Neil Ramsey